APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Besse Custom Creations
Balance Sheet - unaudited
8/31/2022

	Current Period
	31-Aug-22
ASSETS	
Current Assets:	
Cash	$ 8,000.00
Petty Cash	-
Accounts Receivables	4,400.00
Inventory	3,000.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	15,400.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	200,000.00
Computer Equipment	5,000.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	205,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 220,400.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		220,400.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		220,400.00
TOTAL LIABILITIES & EQUITY	$	**220,400.00**
Balance Sheet Check		-

I, Ronald Besse, certify that:

1. The financial statements of Besse Enterprises included in this Form are true and complete in all material respects; and
2. The tax return information of Besse Enterprises has not been included in this Form as Besse Enterprises was formed on 01/03/2022 and has not filed a tax return to date.

Signature   *Ronald Besse*

Name: Ronald Besse

Title: President